                                      Filed by Pioneer Natural Resources Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company:  See List Below
                                                   Commission File No. 333-59094

Company

Parker & Parsley 81-I, Ltd.                                Parker & Parsley 88-A Conv., L.P.
Parker & Parsley 81-II, Ltd.                               Parker & Parsley 88-A, L.P.
Parker & Parsley 82-I, Ltd.                                Parker & Parsley 88-B Conv., L.P.
Parker & Parsley 82-II, Ltd.                               Parker & Parsley 88-B, L.P.
Parker & Parsley 82-III, Ltd.                              Parker & Parsley 88-C Conv., L.P.
Parker & Parsley 83-A, Ltd.                                Parker & Parsley 88-C, L.P.
Parker & Parsley 83-B, Ltd.                                Parker & Parsley Producing Properties 88-A, L.P.
Parker & Parsley 84-A, Ltd.                                Parker & Parsley Private Investment 88, L.P.
Parker & Parsley 85-A, Ltd.                                Parker & Parsley 89-A Conv., L.P.
Parker & Parsley 85-B, Ltd.                                Parker & Parsley 89-A, L.P.
Parker & Parsley Private Investment 85-A, Ltd.             Parker & Parsley 89-B Conv., L.P.
Parker & Parsley Selected 85 Private Investment, Ltd.      Parker & Parsley 89-B, L.P.
Parker & Parsley 86-A, Ltd.                                Parker & Parsley Private Investment 89, L.P.
Parker & Parsley 86-B, Ltd.                                Parker & Parsley 90-A Conv., L.P.
Parker & Parsley 86-C, Ltd.                                Parker & Parsley 90-A, L.P.
Parker & Parsley Private Investment 86, Ltd.               Parker & Parsley 90-B Conv., L.P.
Parker & Parsley 87-A Conv., Ltd.                          Parker & Parsley 90-B, L.P.
Parker & Parsley 87-A, Ltd.                                Parker & Parsley 90-C Conv., L.P.
Parker & Parsley 87-B Conv., Ltd.                          Parker & Parsley 90-C, L.P.
Parker & Parsley 87-B, Ltd.                                Parker & Parsley Private Investment 90, L.P.
Parker & Parsley Producing Properties 87-A, Ltd.           Parker & Parsley 90 Spraberry Private Development, L.P.
Parker & Parsley Producing Properties 87-B, Ltd.           Parker & Parsley 91-A, L.P.
Parker & Parsley Private Investment 87, Ltd.               Parker & Parsley 91-B, L.P.

[PIONEER NATURAL RESOURCES LOGO]

     NEWS RELEASE
--------------------------------------------------------------------------------
          INVESTOR RELATIONS CONTACT: SUSAN SPRATLEN (972) 444-9001

                PIONEER ENHANCES PROPOSAL TO ACQUIRE PARTNERSHIPS

DALLAS, TEXAS, JUNE 29, 2001 - PIONEER NATURAL RESOURCES COMPANY ("PIONEER") (NYSE:PXD) (TSE:PXD) announces that it has filed an amendment to its registration statement filed April 17, 2001 with the Securities and Exchange Commission ("SEC") (SEC File Number 333-59094) that proposes an agreement and plan of merger among Pioneer, Pioneer Natural Resources USA, Inc. ("Pioneer USA"), a wholly-owned subsidiary of Pioneer, and 46 Parker & Parsley limited partnerships. The amended registration statement reflects an increase in the price offered to limited partners and a change in the form of payment from a combination of stock and cash to all stock. As previously announced, each partnership that approves the proposals will merge with and into Pioneer USA.

Pioneer has increased its offer to the unaffiliated limited partners by $10 million to approximately $112 million. Under the revised proposal, the partnership interests of each such partnership will be converted into the right to receive Pioneer common stock. The number of shares of Pioneer common stock to be offered will be based on its average closing price for the ten trading days ending three trading days before the date of the special meeting of limited partners to be held later this year. As outlined in the amended registration statement, the amount Pioneer will pay for the partnership interests will be based on the partnerships' reserves values and net working capital as of March 31, 2001 less the partnerships' pro rata share of estimated expenses of the mergers and less subsequent cash distributions to the partners. The reserves values have been derived from the present value of estimated future net revenues from the partnerships' oil and natural gas reserves at March 31, 2001, based on average NYMEX long-term oil and natural gas prices. Pioneer will include in its offer the partnerships' undistributed net working capital as of March 31, 2001. Related merger expenses will be allocated to each partnership based on its oil and gas reserves at March 31, 2001. The purchase price will be allocated among the limited partners as though the partnerships sold their assets and liquidated in accordance with the partnership agreements.

As previously noted, if the limited partners of the partnerships approve the mergers, Pioneer will acquire additional working interests in wells predominantly located in the Spraberry field in the Permian Basin of West Texas, a significant core area for Pioneer. The mergers will allow Pioneer to further consolidate Spraberry operations and reduce production costs.

The cash distribution that otherwise would have been mailed to limited partners in late June will be made to holders of record as of July 9, 2001 and will be mailed on or near July 12, 2001. Final merger values will be reduced by an amount equal to this distribution because Pioneer's offer is based on reserves and working capital as of March 31, 2001. The distribution will be slightly delayed to allow ownership changes to be reflected in the record of holders. To be reflected, complete paperwork must be received no later than July 9, 2001. No further ownership changes will be accepted until after the vote has been tabulated.

Pioneer USA will consider offers from third parties to purchase any partnership or its assets. Those who wish to make an offer for any partnership must demonstrate to Pioneer USA's reasonable satisfaction their financial ability and willingness to complete such a transaction. Before reviewing non-public information about a partnership or its assets, a third party must enter into a customary confidentiality agreement. Offers should be at prices and on terms that are fair to the partners of the partnership and more favorable to the limited partners than the price and terms that Pioneer has proposed. Persons interested in making an offer should contact Timothy L. Dove or Mark L. Withrow, Board of Directors, Pioneer Natural Resources USA, Inc., 5205 North O'Connor Boulevard, Suite 1400, Irving, Texas 75039 (972-444-9001).

Pioneer and Pioneer USA anticipate mailing the offering materials late this summer. The mergers will require the approval of a majority of the limited partners in each partnership (two thirds of the limited partners for two of the partnerships). If approved, Pioneer anticipates closing the mergers during the third quarter of 2001.

A registration statement containing a preliminary proxy statement/prospectus relating to these shares of Pioneer common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PIONEER USA WILL SOLICIT PROXIES FROM LIMITED PARTNERS TO APPROVE THE MERGERS ONLY WHEN THE PROXY STATEMENT/PROSPECTUS IS FINAL AND DECLARED EFFECTIVE. NO SOLICITATION WILL BE MADE USING PRELIMINARY MATERIALS. NONETHELESS, COPIES OF THE PRELIMINARY PROXY STATEMENT/PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST FROM PIONEER NATURAL RESOURCES COMPANY, 5205 NORTH O'CONNOR BLVD., SUITE 1400, IRVING, TEXAS 75039, ATTENTION: INVESTOR RELATIONS.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS OF PIONEER FILED WITH THE SEC, WHEN IT IS FINALIZED, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS, INCLUDING INFORMATION ABOUT THE DIRECT AND INDIRECT INTERESTS OF PIONEER USA AND PIONEER IN THE MERGERS. INVESTORS MAY ALSO OBTAIN THE PRELIMINARY AND (WHEN FILED) FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGERS FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT www.sec.gov.

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Canada, Argentina, South Africa, Gabon and Tunisia. Pioneer's headquarters are in Dallas. For more information on Pioneer, visit Pioneer's website at www.pioneernrc.com.

Except for historical information contained herein, the statements in this Press Release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer Natural Resources Company are subject to a number of risks and uncertainties that may cause Pioneer's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the necessity for limited partner approval of the mergers, which the limited partners may withhold in their sole discretion, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves or implement its business plans, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, and environmental risks. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission.